EXHIBIT 99.6

SCHEDULE “A”

Form 51-102F6
Statement of Executive Compensation
(for the financial year ended December 31, 2013)

AVINO SILVER & GOLD MINES LTD.

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, the Company had two Named Executive Officers, namely, David Wolfin, Chief Executive Officer; and Malcolm Davidson, Chief Financial Officer.

1)	COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers.  The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The three components of the compensation package are included to enable the Company to meet different objectives.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees.  The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The compensation of the executive officers is reviewed and recommended for Board approval by the Company’s Compensation Committee.  Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Gary Robertson (Chair), Michael Baybak, Jasman Yee and Andrew Kaplan, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1.4 of NI 52-110 since he provided consulting services to the Company. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee.  Mr. Yee is, however, deemed, an independent director under the rules of the NYSE MKT.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)
ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of development and its available financial resources.  The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary.  In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

Other than discussed above, the Company has no other forms of compensation.  Payments may be made from time to time to individuals or companies that they control for the provision of consulting services which may be deemed a form of compensation.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

2)	SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended December 31, 2013 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total compensation ($)
David Wolfin6 President, CEO & Director	2013	$150,000	NIL	$30,900	NIL	NIL	$150,000	$330,900
	2012	$150,000	NIL	NIL	NIL	NIL	NIL	$150,000
	2011	$145,500	NIL	$1,058,200	NIL	NIL	$150,000	$1,353,700
Malcolm Davidson CFO	2013	$82,174	NIL	$55,650	NIL	NIL	$5,000	$142,824
	2012	$32,378	NIL	NIL	NIL	NIL	NIL	$32,378
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A
__________
1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  There were a total of 650,000 new option based awards issued during the year.
3 The Company does not have a non-equity incentive plan.
4 The Company does not have any pension plans.
5 Discretionary cash payment of incentive bonuses.
6 Mr. David Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by David Wolfin.

Annual Base Salary

Base Salary for the NEOs is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers similar in size and within the industry and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives.  The Company does not have a long-term incentive plan.

Option Based Awards

An Option Based Award is in the form of the grant of an incentive stock option.  The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time.  For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee.  The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3)	INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at December 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO & Director	15,000	$0.81	Jan 14, 2015	$6,000	Nil	Nil	Nil
	95,000	$1.05	Sept 10, 2015	$15,200	Nil	Nil	Nil
	410,000	$1.02	Jan 18, 2016	$77,900	Nil	Nil	Nil
	360,000	$1.02	Sept 30, 2016	$68,400	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
malcolm davidson CFO	9,500	$1.02	Jan 18, 2016	$1,805	Nil	Nil	Nil
	40,000	$1.02	Sept 30, 2016	$7,600	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
_____________
(1) In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2013 and the exercise price of the option. The closing market price for the Company's common share as at December 31, 2013 was $1.21 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2013:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	30,900	Nil	Nil
Malcolm Davidson CFO	55,650	Nil	Nil
__________
(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)	PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

5)	TERMINATION AND CHANGE OF CONTROL BENEFITS

On January 1, 2013, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, and on March 1, 2014 the Company further amended the consulting agreement which contains certain provisions in connection with termination of employment or change of control.

The Agreement can be terminated at any time prior to the expiry of the term, as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and

(c)
by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to CDN$2 million.

On January 1, 2014, the Company entered into an executive employment agreement with Malcolm Davidson which contains certain provisions in connection with termination of employment or change of control.

The Agreement can be terminated at any time prior to the expiry of the term, as follows:

(a)	by Mr. Davidson electing to give the Company not less than one month prior notice of such termination;

(b)
by the Company electing to give Mr. Davidson one month prior notice of such termination along with a termination payment equal to Mr. Davidson’s salary and accrued bonus earned during the preceding 12 months; and

(c)
by Mr. Davidson electing to give the Company notice, in the event that there occurs a Change of Control within six (6) months of the effective date of such Change of Control, and if Mr. Davidson so elects to terminate this Agreement, then Mr. Davidson will be immediately entitled to a termination payment equal three times Mr. Davidson’s salary and accrued bonus earned during the preceding 12 months.

A Change of Control shall be deemed to have occurred when:

(i)
any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)
completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)
a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)
a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

6)	DIRECTORS COMPENSATION

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2013:

Name	Fees earned ($)	Share-based awards1 ($)	Option-based awards2 ($)	Non-equity incentive plan compensation3 ($)	Pension value4 ($)	All other compensation5 ($)	Total ($)
Michael* Baybak	$20,000	NIL	$55,650	NIL	NIL	$18,750	$94,400
Gary* Robertson	$20,000	NIL	$55,650	NIL	NIL	$18,750	$94,400
Jasman Yee	$20,000	NIL	$55,650	NIL	NIL	$18,750	$94,400
Andrew* Kaplan	$20,000	NIL	$55,650	NIL	NIL	$18,750	$94,400
__________
*Independent & Non-Employee Directors.
1 The Company does not currently have any share-based award plans.
2 The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
3 The Company does not have a non-equity incentive plan.
4 The Company does not have any pension plans.
5 Discretionary cash payment of incentive bonuses.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of Directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of Directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2013:

	Option-based Awards					Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Michael Baybak	15,000 20,000 100,000 40,000 25,000 30,000	$0.81 $1.05 $1.02 $1.02 $1.60 $1.62	Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018 Sept 9, 2018	$6,000 $3,200 $19,000 $7,600 Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Gary Robertson	15,000 30,000 100,000 60,000 25,000 30,000	$0.81 $1.05 $1.02 $1.02 $1.60 $1.62	Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018 Sept 9, 2018	$6,000 $4,800 $19,000 $11,400 Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Jasman Yee	18,357 100,000 60,000 25,000 30,000	$1.05 $1.02 $1.02 $1.60 $1.62	Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018 Sept 9, 2018	$2,937 $19,000 $11,400 Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Andrew Kaplan	5,000 40,000 25,000 30,000	$1.02 $1.02 $1.60 $1.62	Jan 18, 2016 Sept 30, 2016 Feb 18, 2018 Sept 9, 2018	$950 $7,600 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2)
The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2013 and the exercise price of the option.  The closing market price of the Company’s common shares as at December 31, 2013 was $1.21 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2013:

Name (1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	55,650	Nil	Nil
Gary Robertson	55,650	Nil	Nil
Jasman Yee	55,650	Nil	Nil
Andrew Kaplan	55,650	Nil	Nil
__________________
(1) For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.